

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2019

Kevin Brian Cox
Chief Executive Officer
Surge Holdings, Inc.
3124 Brother Blvd 104
Bartlett, TN 38133

> **Re: Surge Holdings, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2019**
> **Filed May 15, 2019**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 000-52522**

Dear Mr. Cox:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications